EXHIBIT 99.29

AMENDING AGREEMENT

THIS AGREEMENT is made with effect as of the 22th day of April, 2019.

BETWEEN:

AGNITY GLOBAL, INC.

(the "Corporation")

-	and -

AGNITY COMMUNICATIONS, INC.

("Communications")

-	and -

AGNITY HEALTHCARE, INC.

("Healthcare")

-	and -

SPINACOM, INC. (formerly Agnity, Inc.)

("Spinacom")

-	and -

UNIVERSAL mCLOUD CORP.

(the "Purchaser")

WHEREAS:

A.	Grenville Strategic Royalty Corp. (now Flow Capital Corp.), the Corporation, Communications, Healthcare and Spinacom (collectively, "Agnity") are parties to an amended and restated royalty purchase agreement dated October 27, 2016 (the "Royalty Agreement");

B.    On January 22, 2019, Flow Capital Corp. assigned its interest in the Royalty Agreement to the Purchaser;

C.    The Purchaser and the Corporation now wish to amend the Royalty Agreement in accordance with the terms and conditions contained herein; and

D.    Unless otherwise provided for herein, all initially capitalized terms contained in this Agreement shall have the meanings ascribed to such terms in the Royalty Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration (the receipt and sufficiency whereof is hereby acknowledged by each of the parties), the Parties agree as follows:

1.	Agnity and the Purchaser (collectively, the "Parties") represent and warrant that the statements contained in the recitals to this Agreement are true and correct as to them.

2.	The Parties represent and warrant that the Royalty Agreement, and all security agreements (including patent and trademark security agreements), guarantees and other documents executed by one or more of the Parties (or Flow Capital Corp.) in connection with the Royalty Agreement (collectively with the Royalty Agreement, the "Transaction Agreements"), are legal, valid and binding obligations, enforceable against the parties thereto in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by application of equitable principles when equitable remedies are sought, and except as rights to indemnity and contribution may be limited by applicable law, and have not been discharged, varied, waived or altered.

3.	Agnity acknowledges and agrees that an Event of Default has occurred under the Royalty Agreement by virtue of: (a) the Corporation having not paid Royalty Payments for the monthly period commencing on October 1, 2018 through March 31, 2019 in the aggregate amount of $250.002.00 up to the date hereof as required under Section 2.2(c ) of the Royalty Agreement (the "Deferred Royalties"); and (b) the Corporation having not provided audited financial statements for the financial years ended December 31, 2016 and December 31, 2017 as required under Section 2.10(g) of the Royalty Agreement. Agnity further acknowledges and agrees that the Purchaser has not waived and presently does not intend to waive the aforementioned Events of Default and nothing contained herein shall be deemed to constitute any such waiver. For greater certainty, except as provided in this Agreement, the Purchaser has not made any promises, nor has it taken any action or omitted to take any action that would constitute a waiver of its right to enforce any right or remedy of the Purchaser contained in the Transaction Agreements in respect of any such default. The Purchaser acknowledges and agrees that the acknowledgment and agreement by Agnity as to the occurrence of the aforementioned Events of Default does not constitute, and shall not be construed as, an admission by the Corporation or any Agnity party of its or their insolvency or inability to pay its or their debts as they become due. The Purchaser also acknowledges and agrees that nothing in this Agreement or otherwise constitutes or shall be construed as a waiver of any rights by any Agnity party under any Transaction Agreement.

4.	Notwithstanding the terms of the Royalty Agreement, which are amended as provided herein, the Parties agree as follows:

(a)	the Purchaser agrees to forego $135,834.50 of Deferred Royalties (and to such extent, the Event of Default described in Section 3(a) is cured) and the Purchaser and the Corporation will use their best efforts to in good faith establish a payment plan for $ 104,167.5 of the Deferred Royalties having regard to Agnity's working capital;

(b)	Agnity agrees to pay a monthly Royalty Payment in the amount of $10,000 to the Purchaser commencing with the month of March, 2019, which payment will be made to the Purchaser on or before April 15, 2019, and will supersede and replace the payment obligations contained in Sections 2.2 and 2.3 of the Royalty Agreement);

(c)	Agnity will budget the amount of $15,000 per month for the purposes of product development, the disbursement of which will be reviewed and approved by the Operations Committee (as defined below). For greater certainty, any portion of such amount which relates to product developments made exclusively for the benefit of the Purchaser will be detailed in, and governed by, a separate license and service agreement entered into by the Purchaser and Agnity dated 12 June 2017;

(d)	Agnity will budget the amount of $15,000 per month for the purposes of sales and marketing and new market development (beginning with the European market), as supported by the Corporation's cash flow, the disbursement of which will be reviewed and approved by the Operations Committee. Purchaser will consider investing $500,000 in 2019 towards Sales and Marketing for accelerating the growth of Agnity; and

(e)	Within a reasonable period of time, not exceeding two weeks following the execution of this Agreement, the Purchaser will: (i) provide, or help to source the provision of, a loan in the amount of $500,000 to Agnity on terms to be agreed upon by the Parties, acting in good faith, which amount will be secured by the existing security interest held by the Purchaser in the assets of Agnity (the "Bridge Loan"); and (ii) pay all fees and expenses owing by Agnity to its auditor in connection with audits of the 2016, 2017, 2018 and 2019 financial years of Agnity.

5.

(a)      Upon execution of this Agreement, the Parties will establish an operations committee, which will not be deemed to replace the Board of Directors of any Agnity entity, comprised of Sanjeev Chawla, Costantino Lanza and Sunir Kapoor (the "Operations Committee"), for the purposes of monitoring, evaluating and ensuring compliance with the terms of the Royalty Agreement, as amended by this Agreement, and for the purposes of mutual value creation. The Purchaser will at all times have the right to nominate a majority of the members of the Operations Committee. The Operations Committee will meet on a monthly basis and will be responsible for reviewing and approving the following proposals/decisions by the members of the Agnity Group:

(a)	Operating budgets and deliverables and operating performance;

(b)	Significant capital investments;

(c)	Changes to key management remuneration;

(d)	Product development roadmap and priorities;

(e)	Purchase or disposal of material tangible assets (except in relation to the option described in Section 5(h));

(f)	Debt or equity financing;

(g)	Employee stock options; and

(h)	Hiring and terminating key employees.

6.

(a)	The Purchaser will have the right (but not the obligation) to provide notice to Agnity such that a transaction can be concluded any time prior to June 30, 2020 (the "Expiration Date") of its intention to acquire all of the outstanding stock of Agnity (the "Acquisition") at a purchase price determined as a multiple of revenue type in accordance with the table below (based in all respects on Agnity's audited financial statements) (the "Purchase Option"). For illustrative purposes only, based on Agnity's 2019 "Committed" and "Target Plan" forecasts, this would result in the following valuation:

[Redacted. Information relates to revenue targets of Agnity]

(b)	The Purchaser may exercise the Purchase Option by providing written notice of exercise to Agnity (which notice may, for greater certainty, be provided by e-mail or other form of electronic transmission) (an "Exercise Notice") at any time on or prior to the Expiration Date. The Parties acknowledge and agree that the purchase price payable under the terms of the Acquisition will be: (i) reduced by the aggregate of all amounts then owing by Agnity to the Purchaser (including, without limitation, all amounts owing under the Royalty Agreement, Deferred Royalties and the Bridge Loan); and (ii) reduced or increased, as the case may be, by (A) Agnity's working capital as at the date of completion of the transaction contemplated by the Purchase Option, it being agreed by the Parties that the working capital of Agnity shall be determined in accordance with the same line items (and no others), accounts, sub-accounts, adjustments, practices, inclusions, exclusions and principles used in the sample form of balance sheet of Agnity attached as Exhibit A attached hereto, and (B) other customary adjustments for transactions of this nature (the resulting amount being the "Net Consideration").

(c)	Unless otherwise agreed by the Parties, 40% of the Net Consideration will be payable in cash (the "Cash Consideration") and 60% of the Net Consideration will be payable in common shares (the “Shares”) of the Purchaser at a price per share determined in accordance with the policies of the TSX Venture Exchange, payable as follows:

(i)	[Redacted] of the Cash Consideration will be payable on the date of completion of the Acquisition (the "Closing Date");

(ii)	The remaining [Redacted] of the Cash Consideration will be payable in equal installments on the 12 and 24 month anniversaries of the Closing Date; and

(iii)	The equity portion of the Net Consideration will be issued on the Closing Date and will be held in escrow (which shall be the sole and exclusive remedy of the Purchaser for any and all claims for indemnity or otherwise under the Definitive Agreement (as defined below)) for a period of 24 months following closing, with 25% of such Shares to be released from escrow on each 6 month anniversary of the Closing Date. Once released such Shares are immediately and freely tradable.

(d)	The full and complete terms and conditions of the Acquisition will be contained only in final documentation relating to the Acquisition (the "Definitive Agreement"), which must be satisfactory to the Parties and which will be based on the terms contained in this Agreement. The Definitive Agreement will provide for normal and customary representations, warranties, covenants, indemnities and escrow provisions. The Parties agree to in good faith cooperate fully with each other in connection with: (i) the negotiation and completion of all necessary documentation relating to the Acquisition, including the Definitive Agreement; (ii) obtaining all necessary approvals, consents or waivers from third parties in connection with the completion of the Acquisition; and (iii) taking reasonable steps to comply with all governmental and regulatory requirements in connection with the completion of the Acquisition.

(e)	The Definitive Agreement will contain customary conditions to closing, including the following: (i) no material adverse change having occurred with respect to Agnity prior to the closing; (ii) all representations and warranties of Agnity and the Purchaser shall be true and complete in all material respects as of the closing; (iii) all parties shall have complied with any applicable anti-takeover or business combination law, regulation or order; and (iv) receipt of all third party approvals, including any TSX and governmental approvals.

(f)	If, on or before July 31, 2019, the Parties agree that Agnity is tracking to its "Target Plan" of [Redacted] in annualized revenue with a usual or better business mix (as determined in the sole discretion of the Purchaser) and the Purchaser elects to exercise the Purchase Option on or before July 31, 2019 by delivery of an Exercise Notice to Agnity (which notice will specify the proposed Closing Date targeted as August 31, 2019, but no later than September 30, 2019), then in such case the Net Consideration will be deemed to be payable in accordance with the following:

(i)	[Redacted] payable in cash on the Closing Date;

(ii)	[Redacted] payable in Shares of the Purchaser at a price per share determined in accordance with the policies of the TSX Venture Exchange, issuable on the Closing Date;

(iii)	[Redacted] payable in Shares of the Purchaser at a price per share determined in accordance with the policies of the TSX Venture Exchange, issuable on the Closing Date and deposited into escrow (the “Escrow Shares”) and, subject to any indemnity claims made by the Purchaser, released on the date that is 12 months following the Closing Date;

(iv)	If Agnity's revenue for the financial year ended December 31, 2019 (as determined by reference to Agnity's audited financial statements) is:

(A)	less than [Redacted], there will be an additional cash payment of [Redacted] less a 30% hold back, with the held back amount deposited into escrow and, subject to any indemnity claims made by the Purchaser, released on the date that is the later of 6 months following the Closing Date or April 30, 2020.

(B)	between [Redacted] and [Redacted], there will be an additional cash payment of [Redacted] less a 30% hold back, with the held back amount deposited into escrow and, subject to any indemnity claims made by the Purchaser, released on the date that is the later of 6 months following the Closing Date or April 30, 2020; or

(C)	greater than [Redacted] there will be an additional cash payment of [Redacted] less a 30% hold back, with the held back amount deposited into escrow and, subject to any indemnity claims made by the Purchaser, released on the date that is the later of 6 months following the Closing Date or April 30, 2020; and

(v)	[Redacted] payable in cash on the 24 month anniversary of the Closing Date, provided that Agnity has net positive EBITDA as at the end of such 24 month period.

(g)	For greater clarity, Exhibit B to this Agreements contains illustrative examples of how the Net Consideration will be determined.

(h)	If the Purchase Option is exercised, Agnity will have the right, for a period of 45 days following the date of exercise of the Purchase Option, to solicit competing offers for the acquisition of Agnity (the "Shop Period"). If Agnity receives an offer during the Shop Period for the acquisition of all or substantially of the securities or assets of Agnity (a "Competing Offer"), it will provide the Purchaser with a copy of the Competing Offer and the Purchaser will thereupon have a period of 30 days to match the terms of the Competing Offer. If the Purchaser elects to match the terms of the Competing Offer, the Acquisition will be completed on the terms contained in the Competing Offer. If the Purchaser elects to not match the Competing Offer, then the Purchase Option will be deemed to be terminated and Agnity shall be free to complete the transaction contemplated by the Competing Offer; provided, however, that in such case the Royalty Agreement, as amended by this Agreement, will remain in full force and effect in accordance with its terms.

(i)	If at any time prior to the exercise of the Purchase Option Agnity receives an offer for the acquisition of all or substantially of the securities or assets of Agnity, it will provide the Purchaser with a copy of such offer and the Purchaser will thereupon have a period of 30 days to match the terms of such offer. If the Purchaser elects to match the terms of such offer, the Purchaser will complete the acquisition of Agnity on the terms contained in such offer. If the Purchaser elects to not match the offer, then the Purchase Option will be deemed to be terminated and Agnity shall be free to complete the transaction contemplated by such offer; provided, however, that in such case the Royalty Agreement, as amended by this Agreement, will remain in full force and effect in accordance with its terms.

7.	This Agreement is an amendment to the Royalty Agreement. Unless the context otherwise requires, the Royalty Agreement and this Agreement shall be read together and shall have effect as if the provisions of the Royalty Agreement and this Agreement were contained in one agreement. The term "Agreement" when used in the Royalty Agreement means the Royalty Agreement as amended by this Agreement, together with all amendments, supplements, restatements, replacements and novations thereof from time to time.

8.	Except as modified pursuant to this Agreement, no other changes or modifications to the Royalty Agreement are intended or implied and in all other respects the Royalty Agreement is hereby specifically ratified, restated, and confirmed by the Parties as of the date hereof.

9.	The Royalty Agreement, as changed, altered, amended or modified by this Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of the parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

10.	The Parties shall with reasonable diligence do all such things and provide all such assurances as may be required or desirable to consummate the transactions contemplated by this Agreement and each Party shall provide such further documents or instruments as may be required or be desired by any other Party to effect the purpose of this Agreement and to carry out the provisions of this Agreement.

11.	The amendments contemplated by this Agreement will not discharge or constitute a novation of any obligation, covenant or agreement contained in the Royalty Agreement, but the same shall remain in full force and effect, save to the extent same are amended by this Agreement.

12.	Except as otherwise required by applicable Law (including in order to comply with continuous disclosure or other requirements under applicable securities Laws), following the date hereof, Agnity may make reasonable disclosure of the completion and nature of the transactions contemplated herein only with the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed, and, except as otherwise required by applicable Law (including in order to comply with continuous disclosure or other requirements under applicable securities Laws), the Purchaser may make reasonable disclosure of the completion and nature of the transactions contemplated herein only with the prior written consent of Agnity, such consent not to be unreasonably withheld or delayed. Agnity hereby consents to the reasonable disclosure by the Purchaser of the completion and nature of the transactions contemplated herein and in the Royalty Agreement, and to any information relating to Agnity, to Governmental Authorities, the Purchaser’s shareholders and to any other Person in connection with any financing, offering, business combination or similar transaction proposed to be undertaken by the Purchaser. Agnity acknowledges that the Purchaser may be required, in accordance with applicable securities Laws, to publicly disclose the transactions contemplated herein and to file a copy of this Agreement on SEDAR, and the Purchaser agrees that in such case it shall make such redactions to this Agreement as are permitted under Section 12.2(3) of National Instrument 51-102 ("NI 51- 102") (subject to compliance by the Purchaser with the remaining provisions of Section

12.2 of NI 51-102) with the prior consultation of Agnity.

13.	This Agreement, together with the Transaction Agreements, constitutes the entire agreement between the Parties, and supersedes all prior agreements and understanding between the Parties, with respect to the specific matters described herein and in the Transaction Agreements. There are not and shall not be any verbal statements, representations, warranties, undertakings or agreements between the Parties with respect to the specific matters described herein. This Agreement may not be amended or modified in any respect except by written instrument signed by each Party.

14.	Unless otherwise specified, all references to money amounts are to the lawful currency of the United States of America.

15.	This Agreement will be binding on and ensure to the benefit of the Parties and their respective successors and permitted assigns.

16.	This Agreement may be executed via facsimile or scanned Adobe Acrobat (Portable Document Format or PDF) or TIFF document and in any number of counterparts each of which shall be deemed to be an original and all of which when taken together shall be deemed to constitute one and the same instrument and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

17.	This Agreement is a contract made under, governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF each Party has duly executed this Agreement.

	AGNITY GLOBAL, INC.	AGNITY COMMUNICATIONS, INC.

By:	"Authorized Signatory"	By:	"Authorized Signatory"
	Name: Authorized Signatory		Name: Authorized Signatory
	Title: Authorized Signatory		Title: Authorized Signatory

AGNITY HEALTHCARE, INC.
By:	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

SPINACOM, INC.
By:	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

UNIVERSAL mCLOUD CORP.

By:	"Costantino Lanza"
Name: Costantino Lanza
Title: Chief Growth Officer

EXHIBIT A

SAMPLE BALANCE SHEET AND WORKING CAPITAL CALCULATION

[Redacted. Information relates to revenue targets of Agnity.]

EXHIBIT B

EXAMPLE OF DISTRIBUTION OF TOTAL CONSIDERATION FOR PURCHASE OPTIONS

[Redacted. Information relates to revenue targets of Agnity and payout metrics.]